Penfolds
Australia's Most Famous Wine

02 APR 17

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

[redacted]

02028485

SUPPL

3 April 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

dlw 4/23

cc: Mark R. Saunders, Greenberg Traurig

Penfolds
Australia's Most Famous Wine

02 [illegible] 17

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

MEDIA RELEASE

SOUTHCORP COMPLETES WATERHEATER EXIT

Southcorp today announced the completion of the sale of American Water Heater Company, based in Johnson City, Tennessee.

The American Water Heater business was sold to GSW Inc., a company in the building products industry and listed on the Toronto Stock Exchange.

Mr. Keith Lambert, CEO of Southcorp Limited said, "The American Water Heater business has performed well in a challenging business environment. We believe the sale represents the best outcome for customers, employees and suppliers, as it will now be part of a focussed water heater business in the North American market. The business was sold for book value with the financial effects of this transaction in line with previous estimates."

The sale the Australasian and American Water Heater businesses together with the Clean Air Systems businesses has delivered a profit after tax of $A130 million. This was in line with the estimate foreshadowed in the Interim Results announcement in February 2002.

Mr. Lambert said: "This sale completes the divestment programme announced in April 2001 for the sale of all businesses within Southcorp Water heaters, and represents the final step towards Southcorp Limited becoming a single purpose wine business which is now the largest premium wine business in the world, with key brands such as Penfolds Rosemount and Lindemans."

For further information, please contact:

Glen Cunningham
Executive General Manager,
Corporate Affairs
Southcorp Limited

Mobile: 0412 058 773

www.southcorp.com.au contains copies of the press release.

4 April 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Facsimile 1300 300 021

4 April 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ALLOTMENT OF SHARES ON EXERCISE OF OPTIONS

We advise that 55,000 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp Executive Share and Option Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
27 March 2002	55,000	$5.17	30 October 1998

Application will be made by the Company for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100